Joseph P. Bartlett

Direct Dial: 310.201.7481 Direct Fax: 310.201.2380 E-Mail: jbartlett@ggfirm.com File Number: 03571-00003 Document Number: 1484857.2

August 18, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Allis-Chalmers Energy Inc. Form S-1 Filed June 24, 2005 File No. 333-126110

Ladies and Gentlemen:

     Attached hereto is a marked to show changes draft of Amendment No. 3 to the above referenced Registration Statement filed on August 18, 2005. Please call the undersigned with any questions.

     Please contact the undersigned at 310-201-7481 to discuss any questions or comments regarding this letter or the Amendment.

Very truly yours,

      /s/ Joseph P. Bartlett

Joseph P. Bartlett

JPB:sa

1900 Avenue of the Stars, 21st Floor, Los Angeles, California 90067
Telephone: 310.553.3610     Fax: 310.553.0687     Website: www.ggfirm.com